Stradley Ronon Stevens & Young, LLP

2005 Market Street

Suite 2600

Philadelphia, PA 19103

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

Joel D Corriero

Partner

jcorriero@stradley.com

215.564.8528

December 2, 2021

Via EDGAR Transmission

Mindy Rotter, Esq., CPA

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Milliman Variable Insurance Trust

Registration Statement on Form N-1A

File No. 333-257356 / 811-23710

Dear Ms. Rotter:

I am writing in response to comments you provided on December 2, 2021 to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (the “Amendment”) for the Milliman Variable Insurance Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on December 1, 2021. I have reproduced your comments below, followed by our responses. All capitalized terms not otherwise defined in this letter have the meanings given to them in the Amendment.

1.	The staff noted the following disclosure in the financial statements: “Set forth below are the Financial Statements as of September 24, 2021, and the Report of Independent Registered Public Accounting Firm, dated November XX, 2021.” Please confirm in correspondence that the date will be corrected via a 497 filing as soon as possible.

RESPONSE: The Trust confirms that the date will be corrected to November 30, 2021 in the Trust’s upcoming 497 filing.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

2.	The staff noted that the Report of Independent Registered Public Accounting Firm that was issued for the Milliman 6-Year Buffered S&P 500 with Par Up Outcome Fund - Jul (I) and the Milliman 6-Year Parred Down S&P 500 with Par Up Outcome Fund - Jul (I), in the “Basis for Opinion” section, refers to “audit” rather than “audits.” Please confirm in correspondence that this is a typo and that all references to “audit” should be “audits” and that the opinion would not change.

RESPONSE: Cohen & Company, Ltd., the Trust’s independent registered public accounting firm, has confirmed that the reference to “audit” instead of “audits” in its opinion is a typo and that all references to “audit” should be “audits” and the opinion would not change as a result.

* * *

Please direct any questions or additional comments to me at the above-referenced telephone number or to Alan Goldberg at (312) 964-3503.

Very truly yours,

/s/ Joel D. Corriero

Joel D. Corriero

cc:

Ehsan Sheikh

Alan Goldberg

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